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                                   Form 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      Report of Foreign Private Issuer
                    Pursuant to Rule 12a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                           February 14, 2000

                      Commission File No 0-26498

                        NUR MACROPRINTERS LTD.
         (Exact Name of Registrant as specified in its Charter)

                             Not Applicable
             (Translation of Registrant's Name into English)

                          6 David Navon Street
                            Moshav Magshimim
                              56910 Israel
               (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-f or Form 40-f.

                      Form 20-F /X/ Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-b(b) under the Securities Exchange Act of 1934.

                           Yes / /    No /X/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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     Attached hereto and incorporated by reference herein is a press release of the registrant dated February 14, 2000.


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NUR MACROPRINTERS ANNOUNCES COMMERCIAL RELEASE OF NUR FRESCO(TM) WIDE-FORMAT
DIGITAL PRODUCTION PRESS

MAGSHIMIM, Israel, Feb. 14 /PRNewswire/ -- NUR Macroprinters Ltd. (Nasdaq: NURM
- NEWS), a world-leading manufacturer of wide and superwide format digital printing systems, today announced the commercial release of its NUR Fresco(TM) screenless wide-format digital production press. Production units began shipping in January 2000 and are currently being installed worldwide. The NUR Fresco(TM) offers a digital alternative to wide-format screen printing for short and medium-run jobs.

The commercial release of the Nur Fresco(TM) follows the successful completion of an extensive beta test program at customer sites in Europe, Asia and the U.S.

"The NUR Fresco is a digital alternative to traditional screen printing for wide-format printing in production environments and will play a leading role in the digital revolution taking place in the market for cost-effective short and medium run digital solutions," said Erez Shachar, President and CEO of NUR Macroprinters Ltd. "We are pleased with the results of commercial installations of the product that have recently taken place worldwide."

One of the first companies to take delivery of the new NUR Fresco(TM) is ExtraLarge of Milan, Italy. The company is enthusiastic about this latest addition to its wide format production technology, especially since the machine was up and running almost immediately after its arrival on site.

"We began printing on the NUR Fresco within five hours of taking the machine out of its delivery crate", said Mauro Oliva from ExtraLarge. "Very soon we were producing excellent quality in all print modes. We are currently using the NUR Fresco to produce short-run jobs of around 60 prints for a conventional screen printing company."

ExtraLarge has been a customer of NUR Macroprinters since 1998 when the company installed the first of the two NUR Blueboard HiQ(TM) superwide digital printing systems it continues to operate in addition to the new NUR Fresco(TM).

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"Based on the success we have enjoyed with the NUR Blueboard machines, we naturally turned to NUR when we required a product that would give us a fast time to market for our output, while also being able to handle our production capacity requirements, especially at peak demand periods," Mr. Oliva adds. "We base our reputation on our ability to provide fast service to our customers and the NUR Fresco is already helping us to speed up our production process."

The commercial release of the NUR Fresco positions NUR Macroprinters as the only company to master and provide both piezo continuous inkjet (CIJ) and piezo continuous drop-on-demand (DoD) technologies for wide format digital printing. The NUR Fresco builds upon the technological and marketing expertise NUR Macroprinters has developed with its NUR Blueboard range of superwide digital printing systems.

About the NUR Fresco(TM)

NUR Fresco is a wide-format production press that provides a digital alternative to conventional screen printing on short and medium run jobs. The NUR Fresco uses piezo continuous drop-on-demand (DoD) inkjet technology to produce high quality graphics for a wide range of applications. These include point-of-purchase displays, banners, sheet billboards, bus shelter graphics, posters, shopping mall displays, airport terminal displays and many more

The NUR Fresco produces outdoor durable prints on a wide variety of substrates in widths up to 72 inches. As an indication of its speed, the printer can produce 36 bus shelter displays or 16 eight-sheet posters per hour. Operating costs are kept to a minimum because the machine does not require special substrates or coatings

The NUR Fresco is ideally suited to the demands of professional sign and screen printing companies that require a wide-format digital press that can handle a heavy workload in an industrial, production throughput environment -- while ensuring continuous top quality output for every job.

The combination of fast printing speeds, high quality output and accelerated drying time help to give the NUR Fresco the highest "throughput on investment"
(TOI) figures in the digital wide-format market. This is a combination that we believe will bring the NUR Fresco an extraordinary amount of market attention in 2000.

About NUR Macroprinters Ltd.

NUR Macroprinters ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables for out-of-home advertising applications. The company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. Common applications include fleet graphics, billboards, exhibition and trade show displays, informational murals and outdoor signage, frontlit and backlit displays for retail and point-of-purchase windows, airports, hospitals, shopping centers, courtroom exhibits, sporting events and cinema houses, decorative construction scaffolding covers, scenery backdrops for theater, television and film studios and more. NUR printers are installed in over 200 sites throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate," "project," "intend," "expect,"


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"believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of NUR Macroprinters Ltd. to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd.'s products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          NUR MACROPRINTERS LTD.


Date: February 15, 2000                   By: /s/ Erez Shachar
                                              ---------------------------
                                          Name: Erez Shachar
                                          Title: Chief Executive Officer